Alcan agrees to join forces with Rio Tinto

On July 12, 2007, Alcan announced that it had agreed to join forces with mining giant Rio Tinto to form Rio Tinto Alcan, a new world leader in the aluminum industry.

An emotional announcement in the Atrium

On the morning of the announcement, all Maison Alcan employees were invited to gather in the Atrium to hear speeches by Dick Evans, President and Chief Executive Officer of Alcan; Yves Fortier, Chairman of the Board of Directors of Alcan; and two key Rio Tinto executives: Tom Albanese, President and Chief Executive Officer; and Paul Skinner, Chairman of the Board of Directors.

Following a brief photo session with journalists, Dick Evans personally informed the approximately 600 people in attendance of the major development.

Discussing the situation in which Alcan found itself following the unsolicited offer made in May by Alcoa and the various options the Company then had to consider, he said: "My favourite alternative was the one that delivered the highest value to our shareholders, the best opportunities and security to our employees and the best outcome for the communities in which we operate. [.] Today, we are here, and I think that it is what we have achieved."

Tribute to Alcan employees

One after another, the four senior executives then expressed their appreciation and admiration for the men and women who have contributed to the development of Alcan over the years.

"If we have been able to deliver what is a very attractive price for our shareholders and what is a very good deal for all the Alcan stakeholders, it is because of you and the men and women who preceded you, who have made Alcan the jewel that it is," noted Yves Fortier at the end of his remarks.

Tom Albanese expressed great admiration for the efforts of Alcan employees throughout the world, emphasizing that the Company's success and international recognition can be attributed to its highly skilled and dedicated workforce.

He also addressed the issue of the potential consequences of the proposed combination. Having himself joined Rio Tinto following an acquisition, he said he was well aware of the uncertainty and anxiety that can result from such an announcement. Describing the activities of the Rio Tinto Alcan group, he added:

"This new world leader will have its headquarters here at Maison Alcan. It will create opportunities for each of you, for Alcan employees everywhere, for Montreal, for Quebec and for Canada."

Significant commitments

Yves Fortier indicated that he had assured Premier Jean Charest that: "without exception, Rio Tinto would respect and go beyond all the commitments that Alcan had made to Quebec by virtue of the Continuity Agreement signed in December 2006."

In fact, the Rio Tinto offer includes several significant commitments to Quebec and Canada:

  Montreal will be home to the global headquarters of Rio Tinto Alcan, with Dick Evans at the helm.
  Alcan's current aluminum smelting technology research and development headquarters will remain in Quebec, and Rio Tinto will relocate its existing smelting technology unit to Quebec.
  Rio Tinto will maintain Alcan's commitment to the Kitimat investment project.
  Rio Tinto will respect Alcan's commitment to invest C$2 billion in the Saguenay-Lac-Saint-Jean region, including the construction of the AP50 pilot plant.
  The Shipshaw investment project will go forward.
  Rio Tinto will create the Rio Tinto Alcan Foundation in Canada, which will be endowed with C$200 million over a five-year period.
  Rio Tinto will maintain Alcan's community commitments, including:
    The sponsorship of the Montreal International Jazz Festival
    The Research Fellowship Program
    The Alcan Prize for Sustainabilty
    The Alcan Builds on Recycling program.

Furthermore, the Maison Alcan Transformation initiative will proceed, and all Rio Tinto administrative activities in Canada will be consolidated and based at Maison Alcan.

Accompanied by Tom Albanese, Yves Fortier and Paul Skinner, Dick Evans announces the combination with Rio Tinto.

Gathered in the Atrium, Maison Alcan employees had the best seats in house on July 12, 2007.